UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            MEADOW VALLEY CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)
                         COMMON STOCK, $0.001 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    583185103
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)
                            CD CAPITAL MANAGEMENT LLC
                       2 NORTH RIVERSIDE PLAZA, SUITE 720
                             CHICAGO, ILLINOIS 60606
                            ATTENTION: JOHN ZIEGELMAN
                            TELEPHONE: (312) 466-3226
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with copies to:
                             GREENBERG TRAURIG, LLP
                              77 WEST WACKER DRIVE
                             CHICAGO, ILLINOIS 60601
                       ATTENTION: PETER H. LIEBERMAN, ESQ.
                            TELEPHONE: (312) 456-8400

                                OCTOBER 17, 2006
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               PAGE 1 OF 8 PAGES

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CUSIP No. 583185103               SCHEDULE 13D               Page 2 of 8 Pages

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  1. NAME OF REPORTING PERSON: CD CAPITAL MANAGEMENT LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     31-1816593

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  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [_]
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  3. SEC USE ONLY
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  4. SOURCE OF FUNDS
     OO
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  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)            [_]
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  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

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                 NUMBER OF            7.  SOLE VOTING POWER
                    SHARES                215,100 (SEE ITEM 5)
                 BENEFICIALLY         -----------------------------------------
                   OWNED BY           8.  SHARED VOTING POWER
                EACH REPORTING            -0- (SEE ITEM 5)
                    PERSON            -----------------------------------------
                     WITH             9.  SOLE DISPOSITIVE POWER 210,000
                                          215,100 (SEE ITEM 5)
                                      -----------------------------------------
                                      10. SHARED DISPOSITIVE POWER
                                          -0- (SEE ITEM 5)
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  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      215,100
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  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES  [_]

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  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.2% OF COMMON STOCK(1)
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  14. TYPE OF REPORTING PERSON

      IA, OO
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(1)      Based on 4,165,963 shares of Common Stock of the Issuer outstanding on
         August 7, 2006. According to the Current Report on Form 8-K filed by the Issuer on October 23, 2006, on October 20, 2006 the Issuer consummated a private placement of 817,120 units, with each unit consisting of one share of the Issuer's common stock and a warrant to purchase one-tenth of one share of the Issuer's common stock. Assuming the issuance of 817,120 newly-issued shares of the Issuer's Common Stock, the Reporting Person believes that, as of October 20, 2006, the percent of class represented by the amount in row (11) above was reduced to 4.3%.



                               PAGE 2 OF 8 PAGES

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CUSIP No. 583185103               SCHEDULE 13D               Page 3 of 8 Pages

-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON: JOHN D. ZIEGELMAN

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [X]
                                                                       (b)  [_]
-------------------------------------------------------------------------------
  3. SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
-------------------------------------------------------------------------------
                 NUMBER OF           7.  SOLE VOTING POWER
                    SHARES               215,100 (SEE ITEM 5)
                 BENEFICIALLY        ------------------------------------------
                   OWNED BY          8.  SHARED VOTING POWER
                EACH REPORTING           -0- (SEE ITEM 5)
                    PERSON           ------------------------------------------
                     WITH            9.  SOLE DISPOSITIVE POWER
                                         215,100(SEE ITEM 5)
                                     ------------------------------------------
                                     10. SHARED DISPOSITIVE POWER
                                         -0- (SEE ITEM 5)
-------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      215,100
-------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES  [ ]
-------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.2% OF COMMON STOCK(1)
-------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------
(1) Based on 4,165,963 shares of Common Stock of the Issuer outstanding on August 7, 2006. According to the Current Report on Form 8-K filed by the Issuer on October 23, 2006, on October 20, 2006 the Issuer consummated a private placement of 817,120 units, with each unit consisting of one share of the Issuer's common stock and a warrant to purchase one-tenth of one share of the Issuer's common stock. Assuming the issuance of 817,120 newly-issued shares of the Issuer's Common Stock, the Reporting Person believes that, as of October 20, 2006, the percent of class represented by the amount in row (11) above was reduced to 4.3%.




                               PAGE 3 OF 8 PAGES

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This Statement of Beneficial Ownership on Schedule 13D (this "Schedule 13D") relates to the common stock, $0.001 par value (the "Common Stock"), of Meadow Valley Corporation, a Nevada corporation (the "Issuer"), having its principal executive offices at 4411 South 40th Street, Suite D-11, Phoenix, Arizona 85040.

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b) AND (c) This Schedule 13D is being filed jointly by CD Capital Management LLC, a Delaware limited liability company ("CD Capital"), and John D. Ziegelman ("Mr. Ziegelman" and, together with CD Capital, the "Reporting Persons").

         The manager and sole member of CD Capital is ZPII, L.P., a Delaware limited partnership ("ZP-II LP"). C3 Management Inc., a Delaware corporation ("C3"), is the general partner of ZP-II LP. Mr. Ziegelman is the Chairman of the Board, President and Treasurer and the beneficial owner of 100% of the outstanding common stock of C3, and the President of CD Capital. Maria D. Suh ("Ms. Suh") is the Secretary of C3.

         CD Capital is principally engaged in the business of providing investment management services to various investment funds, including CD Investment Partners Ltd. ("CD Investment"), and managed accounts and of acquiring, holding, voting and disposing of various portfolio securities investments. ZP-II LP's principal business is serving as manager and sole member of CD Capital. C3's principal business is serving as general partner of ZP-II. Mr. Ziegelman's principal occupation is serving as Chairman of the Board, President and Treasurer of C3 and as President of CD Capital. In such capacity, Mr. Ziegelman acts as investment manager of the investment funds and managed accounts to which CD Capital provides investment management services. Mr. Ziegelman also serves as Managing Agent and co-general partner of ZP-LP. Ms Suh's principal occupation is serving as Secretary of C3.

         The business address of each of CD Capital, ZP-II LP, C3, Mr. Ziegelman and Ms. Suh is 2 North Riverside Plaza, Suite 720, Chicago, Illinois 60606.

         (d) AND (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

         (f) Each natural person identified in this Item 2 is a citizen of the United States.

         Any disclosures made in this Schedule 13D with respect to the historical financial results, business or operations of the Issuer which are not expressly attributed herein to the beliefs or opinions of the Reporting Persons, are derived entirely from the Issuer's registrations, reports, statements and public announcements made by the Issuer under the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Nasdaq Marketplace Rules (the "Issuer's Public Filings"), and the Reporting Persons in quoting from or repeating any information or disclosures made


                               PAGE 4 OF 8 PAGES
or contained in the Issuer's Public Filings do not assume any responsibility therefor and have not independently verified the accuracy or completeness thereof.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All purchases of Common Stock were made in open market transactions with investment funds in accounts under management on behalf of CD Investment, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total amount of funds expended for such purchases was approximately $2,265,900, which was expended entirely by CD Investment.

ITEM 4. PURPOSE OF TRANSACTION

         CD Capital (for the account of CD Investment) made the investment decision to acquire beneficial ownership of the shares of Common Stock because, in its judgment, the Common Stock is undervalued and represents an attractive investment opportunity.

         CD Capital has continuously managed shares of Common Stock in the account of CD Investment since February 2006. The Reporting Persons have delivered two letters to Mr. Brad Larson, the Issuer's President and Chief Executive Officer, dated August 15, 2006 and October 27, 2006. Copies of those letters are attached hereto as Exhibits 99.2 and 99.3, respectively, and incorporated by reference herein. Except to the extent which may be set forth in those letters, none of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Form Schedule 13D.

         The Reporting Persons intend to monitor and evaluate the Issuer's business, financial performance and prospects and their investments in the Issuer on an ongoing basis and to continue to communicate their views to the Issuer. Accordingly, the Reporting Persons reserve the right to propose or take any or all of the actions set forth in subparagraphs (a)-(j) of Item 4 of Form
Schedule 13D.

         ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

         (A) As of October 17, 2006, the Reporting Persons beneficially owned 210,000 shares of Common Stock, representing approximately 5.0% of the shares of Common Stock outstanding, and as of October 27, 2006, the Reporting Persons beneficially owned 215,100 shares of Common Stock, representing approximately 5.2% of the shares of Common Stock outstanding, in each case based upon the 4,165,963 shares of Common Stock reported by the Issuer to be outstanding as of August 7, 2006 in the Issuer's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2006 filed with the Securities and Exchange Commission (the "Commission") on August 14, 2006 (the "Outstanding Shares"). According to the Current Report on Form 8-K filed by the Issuer with the Commission on October 23, 2006, on October 20, 2006 the Issuer consummated a private placement of 817,120 units, with each unit consisting of one share of the Issuer's common stock and a warrant to purchase one-tenth of one share of the Issuer's common stock. Assuming the issuance of 817,120 newly-issued shares of the Issuer's Common Stock, the Reporting Persons believe that, as of October 20, 2006, the 215,100 shares of Common Stock beneficially owned by the Reporting Persons as of October 27, 2006 represented approximately 4.3% of the shares of Common Stock presently outstanding.

         The Reporting Persons may be deemed to beneficially own shares of Common Stock as follows:



                               PAGE 5 OF 8 PAGES

                                         NUMBER OF SHARES     APPROXIMATE
                                              OF             PERCENTAGE OF
NAME OF REPORTING PERSON                  COMMON STOCK     OUTSTANDING SHARES
------------------------------------    -----------------  ------------------
Mr. Ziegelman.......................           215,100                   5.2%
CD Capital..........................           215,100                   5.2%


         CD Capital is attorney-in-fact with sole power and authority to effect acquisitions, dispositions and voting decisions with respect to CD Investment's portfolio assets, including 215,100 shares of Common Stock, constituting approximately 5.2% of the Outstanding Shares. Accordingly, by virtue of the foregoing relationship between CD Capital and CD Investment, CD Capital will be deemed to beneficially own an aggregate of 215,100 shares of Common Stock, constituting approximately 5.2% of the Outstanding Shares, consisting of the 215,100 shares of Common Stock held in the account of CD Investment.

         ZP-II LP, as the manager and sole member of CD Capital, may be deemed to beneficially own the 215,100 shares of Common Stock which CD Capital will be deemed to beneficially own. C3, as the general partner of ZP-II LP, may be deemed to beneficially own the 215,100 shares of Common Stock which ZP-II LP may be deemed to beneficially own. Mr. Ziegelman, as the Chairman of the Board, President and Treasurer and the beneficial owner of 100% of the outstanding shares of common stock of C3, may be deemed to beneficially own the 215,100 shares of Common Stock which C3 may be deemed to beneficially own.

         Except as otherwise expressly set forth herein, the filing of this statement by the Reporting Persons shall not be construed as an admission that either of the Reporting Persons, or any other person or entity named in Item 2, is, for purposes of Section 13(d) or 13(g) of the Exchange Act or any other provision of the Exchange Act, the beneficial owner of any of the shares of Common Stock described in this statement.

         (b) CD Capital has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the 215,100 shares of Common Stock held in CD Investment's account. ZP-II LP, C3 and Mr. Ziegelman may be deemed to share with CD Capital the power to vote or to direct the vote, and the power to dispose or to direct the disposition of such shares of Common Stock.

         (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last 60 days by the Reporting Persons.

         (d)  Not applicable.

         (e) As noted above, according to the Current Report on Form 8-K filed by the Issuer with the Commission on October 23, 2006, on October 20, 2006 the Issuer consummated a private placement of 817,120 units, with each unit consisting of one share of the Issuer's common stock and a warrant to purchase one-tenth of one share of the Issuer's common stock. Assuming the issuance of 817,120 newly-issued shares of the Issuer's Common Stock, the Reporting Persons believe that, as of October 20, 2006, the 215,100 shares of Common Stock beneficially owned by the Reporting Persons represented approximately 4.3% of the shares of Common Stock presently outstanding, and that the Reporting Persons therefore ceased to be the beneficial owners of more than 5% of the outstanding Common Stock on that date.



                               PAGE 6 OF 8 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto.

         Reference is made to Items 2 and 5 of this Schedule 13D, which are incorporated by reference herein, for a description of the relationships between CD Capital and CD Investment.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Joint Filing Agreement, dated as of October 27, 2006, between CD Capital and Mr. Ziegelman.

Exhibit 99.2      Letter to Issuer, dated as of August 15, 2006.

Exhibit 99.3      Letter to Issuer, dated as of October 27, 2006.


                               PAGE 7 OF 8 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 27, 2006

                                   CD CAPITAL MANAGEMENT LLC

                                   By: ZP II LP, its Managing Member

                                   By: C3 Management Inc., its General Partner

                                   BY: /s/ John D. Ziegelman

                                   Name: John D. Ziegelman
                                   Title: President



                                   /s/ John D. Ziegelman

                                   JOHN D. ZIEGELMAN

                                   SCHEDULE A

         This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person within the last 60 days. All transactions were effectuated in the open market through a broker.

PURCHASE (SALE) OF SHARES EFFECTED BY CD CAPITAL FOR THE ACCOUNT OF CD
INVESTMENT

                                 Number of Shares                                    Aggregate
     Date                         Purchased (Sold)          Price Per Share($)       Price($)(1)
-----------------------     ------------------------     ----------------------   ----------------
August 23, 2006                       13,900                    9.5871              133,260.69
August 24, 2006                        900                      9.5465                8,591.85
August 25, 2006                       (100)                     9.6235                (962.35)
August 29, 2006                       1,000                      9.882                9,882.00
August 31, 2006                       4,800                     10.0063              48,030.24
September 1, 2006                     2,500                     10.0365              25,091.25
September 13, 2006                    1,075                      10.04               10,793.00
September 14, 2006                    1,000                     9.8465                9,846.50
September 15, 2006                    3,300                     9.8532               32,515.56
September 18, 2006                     500                      9.9565                4,978.25
September 19, 2006                    6,000                     9.8661               59,196.60
September 20, 2006                    5,921                     10.008               59,257.37
September 22, 2006                    3,262                     10.1448              33,092.34
October 2, 2006                       1,000                     9.7615                9,761.50
October 3, 2006                       1,000                     9.9555                9,955.50
October 4, 2006                       4,000                     9.9433               39,773.20
October 6, 2006                        100                      9.9455                  994.55
October 17, 2006                      4,900                     10.8255              53,044.95
October 24, 2006                      5,000                      9,806              $49,027.50
October 25, 2006                       100                       9,606               $960.55

(1) Excludes commissions and other execution-related costs.


                                  EXHIBIT INDEX


Exhibit 99.1 Joint Filing Agreement, dated as of October 27, 2006, between CD Capital and Mr. Ziegelman.

Exhibit 99.2    Letter to Issuer, dated as of August 15, 2006.

Exhibit 99.3    Letter to Issuer, dated as of October 27, 2006.